Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Nine Months Ended September 30, 2008	Years Ended December 31,
		2007	2006	2005
	(Dollars in millions)
Income from continuing operations before income taxes, discontinued operations and cumulative effect of changes in accounting principles	$1,708	$2,440	$1,882	$1,628
Add: estimated fixed charges	506	682	700	700
Add: estimated amortization of capitalized interest	9	10	10	12
Less: interest capitalized	(11)	(12)	(12)	(10)

Total earnings available for fixed charges	$2,212	$3,120	$2,580	$2,330

Estimate of interest factor on rentals	$51	$62	$72	$82
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	444	608	616	608
Interest capitalized	11	12	12	10

Total fixed charges	$506	$682	$700	$700

Ratio of earnings to fixed charges	4.4	4.6	3.7	3.3

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.